SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                           ---------------------------


                          KRUPP REALTY FUND, LTD. - III
                            (Name of Subject Company)

                          KRUPP REALTY FUND, LTD. - III
                        (Name of Person Filing Statement)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                           ---------------------------


                                 Laurence Gerber
                              The Krupp Corporation
                               470 Atlantic Avenue
                           Boston, Massachusetts 02210
                                 (617) 423-2233

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) filing Statement)

                                    COPY TO:

   Scott D. Spelfogel, Esq.                       James M. Dubin, Esq.
       The Berkshire Group             Paul, Weiss, Rifkind, Wharton & Garrison
       470 Atlantic Avenue                    1285 Avenue of the Americas
  Boston, Massachusetts 02210               New York, New York  10019-6064
           (617) 423-2233                            (212) 373-3000



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ITEM 1.           SECURITY AND SUBJECT COMPANY

                  The name of the subject partnership is Krupp Realty Fund, Ltd.
- III, a Massachusetts limited partnership (the "Partnership"), and the address of its principal executive offices is c/o The Krupp Corporation, 470 Atlantic Avenue, Boston, Massachusetts 02210. The title of the class of equity securities to which this statement relates is the Partnership's Units of Investor Limited Partnership Interests ("Units").

ITEM 2.           TENDER OFFER OF THE BIDDER

                  This statement relates to an unsolicited offer by Krescent Partners L.L.C., a Delaware limited liability company (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 21, 1996 (the "Schedule 14D-1"), to purchase up to 5,117 issued and outstanding Units at a purchase price of $315 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 1996 and the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which collectively constitute the "Krescent Offer" and are contained within the Schedule 14D-1).

                  The address of the Purchaser's principal executive offices is 1301 Avenue of the Americas, 38th Floor, New York, New York 10019.

ITEM 3.           IDENTITY AND BACKGROUND

                  (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

                  (b)(i) The general partners responsible for management of the Partnership's business are The Krupp Corporation, a Massachusetts corporation (the "Corporate General Partner"), and The Krupp Company, a Massachusetts limited partnership (together with the Corporate General Partner, the "General Partners"). Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Partnership, its executive officers, directors or affiliates.

                  Pursuant to the Partnership Agreement of the Partnership (the "Partnership Agreement"), the General Partners are entitled to certain cash distributions in respect of their interests in the Partnership. The General Partners have received aggregate cash distributions in respect of such interests of $1,043, $3,132 and $4,174, respectively, for the years ended December 31, 1994, 1995 and 1996 (projected).






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                  Pursuant to certain management agreements, an affiliate of the
General Partners receives property management fees for its services as management agent for the Partnership's properties. Such agreements provide for the payment of monthly management fees payable at the rate of up to 5% of rents and other income actually received by the Partnership. In addition, although the General Partners and their affiliates do not receive any fees from the Partnership for the partnership administration services they provide, affiliates of the General Partners are reimbursed by the Partnership for the expenses they incur in connection with providing those services, which include accounting, computer, insurance, travel, payroll, legal and the preparation and mailing of reports and other communication to the Unit holders. The Partnership paid such affiliates property management fees and reimbursement of expenses aggregating $585,800, $472,000 and $389,600, respectively, for the three years ended
December 31, 1994, 1995 and 1996 (projected).

                  Pursuant to the Partnership Agreement, the General Partners are entitled to a brokerage fee in an amount equal to 3% of the contract sales price of any real estate acquired by the Partnership, subject to certain limitations. No brokerage fees have been paid or are projected to be paid to the General Partners or their affiliates during the three-year period ending December 31, 1996.

                  The General Partners are subject to certain conflicts of interests in connection with the response to the Krescent Offer contained in this Schedule 14D-9. The Partnership Agreement provides that, without the concurrence of the General Partners, a majority in interest of the "Investor Limited Partners" (a person who has been admitted to the Partnership as, and has the rights afforded to, an Investor Limited Partner, as provided in the Partnership Agreement) may vote to remove the General Partners or amend the Partnership Agreement (including amending certain fees and compensation payable or authorized to be payable to the General Partners or their affiliates), and the ownership of a large block of Units by any person increases the likelihood that the General Partners may be removed or that the Partnership Agreement may be amended should that person become an Investor Limited Partner or otherwise acquire the voting rights of an Investor Limited Partner. In addition, since property management agreements between affiliates of the General Partners and the Partnership are terminable without penalty on not more than 180 days notice, the removal of the General Partners or the amendment of the Partnership Agreement could result in a reduction of management fee income from the Partnership to such affiliates. If a large number of Units were tendered pursuant to the Krescent Offer, the likelihood of such removal or amendment would increase. However, as described in Items 3(b)(ii) and 8 below, the Purchaser is subject to a standstill agreement pursuant to which it has agreed, among other things, not to acquire more than 25% of the outstanding Units for the period ending 30 months after receipt from the Partnership and certain other partnerships affiliated with the General Partners of any list of its unit holders or investors. Accordingly, during such 30 month period the Purchaser will not be in a position to unilaterally remove the General Partners or amend the Partnership Agreement.





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                  (b)(ii) Except as described below, there are no material
contracts, agreements, arrangements or understandings or any actual or potential conflicts of interests between the Partnership or its affiliates and the Purchaser, its executive officers, directors or affiliates.

                  The Corporate General Partner and Liquidity Financial Group, L.P., the financial advisor of the Purchaser ("Liquidity"), are parties to a Settlement Agreement and Release, dated as of June 27, 1996, as amended as of October 8, 1996 (the "Standstill Agreement"), pursuant to which Liquidity and any of its affiliates are restricted from, among other things, acquiring more than 25% of the outstanding Units for the period ending 30 months after receipt from the Partnership and certain other partnerships affiliated with the General Partners of any list of its unit holders or investors. Such a list was last provided on November 20, 1996 and, pursuant to the Standstill Agreement, additional lists may be requested through June 27, 1997. The Krescent Offer states that, pursuant to an Assumption Agreement dated November 21, 1996 between the Purchaser and Liquidity, the Purchaser has agreed to be bound by the restrictions set forth in the Standstill Agreement.

                  On October 24, 1996, a representative of Liquidity contacted a representative of the Partnership to request, on behalf of the Purchaser, that the General Partners agree to admit the Purchaser as a "Limited Partner" (an assignee of a Unit holder who, at the discretion of the General Partners, is admitted as a Unit holder pursuant to the terms of the Partnership Agreement) or as a recognized or registered owner of Units in the event the Purchaser made an offer to purchase Units and the Purchaser accepted Units for payment pursuant to the terms of such offer. During that conversation, the Partnership's representative indicated that in order to agree to such treatment, the Partnership had to be satisfied that the consummation of such offer and such treatment would not cause the Partnership to be classified as a "publicly-traded partnership" for tax purposes (a "PTP"). Later that day, the Partnership received a memorandum from counsel to the Purchaser concluding that such a tender offer would not cause the Partnership to be classified as a PTP and a letter agreement was sent to the Corporate General Partner requesting that the Purchaser be treated as a Limited Partner or a recognized or registered owner of Units upon the acceptance of Units for payment pursuant to an offer anticipated to be made by the Purchaser. On October 29, 1996, counsel for the Partnership, in a letter to Liquidity, responded to the memorandum prepared by the Purchaser's counsel. During the week of November 4th, counsel for the Purchaser and counsel for the Partnership continued to discuss the PTP status issue. On November 11, 1996, counsel for the Purchaser and counsel for the Partnership agreed on a form of opinion letter regarding the PTP issue that would be delivered upon the treatment of the Purchaser as a Limited Partner or recognized or registered owner of Units. On November 12, 1996, the Partnership was notified by Liquidity that the Purchaser planned to commence the Krescent Offer five business days after the Partnership's receipt of such notice. On November 14, 1996, the Partnership received a request from Liquidity for a current list of Unit holders and the lists of securityholders of





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various entities affiliated with the Partnership, which lists were delivered to
Liquidity on November 19, 1996 and November 20, 1996. Also on November 19, 1996, the Corporate General Partner executed a letter to the Purchaser indicating its agreement to admit the Purchaser, or cause the Purchaser to be admitted, as a Limited Partner or a recognized or registered owner of Units (i) upon the Purchaser's payment for Units pursuant to the Krescent Offer, (ii) upon delivery of an opinion of the Purchaser's counsel (in the agreed form) that the Krescent Offer would not cause the Partnership to be classified as a PTP and (iii) upon delivery, in satisfactory form, of the Partnership's standard transfer paperwork, payment of standard transfer fee and satisfaction of any other standard ministerial matters. On November 20, 1996, a representative of the Purchaser contacted a representative of the Partnership for the stated purpose of confirming the commencement date of the Krescent Offer and to confirm the fact that the Purchaser did not have any current plan to change the current management or the operations of the Partnership.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION

                  (a) Following receipt of the Krescent Offer, the Corporate General Partner reviewed and considered the Krescent Offer. The Corporate General Partner has determined that the Krescent Offer is inadequate and not in the best interests of the Unit holders, and recommends that the holders of Units reject the Krescent Offer and not tender their Units pursuant thereto.

                  (b) In reaching its conclusion described in paragraph (a) above, the Corporate General Partner considered a number of factors, including the following:

                           (i) While the value of the Units is not readily
                  ascertainable, since there is neither an established trading market nor a consistent historical pattern of making annual or periodic distributions in respect of the Units, the price specified in the Krescent Offer of $315 per Unit represents a significant discount from the Corporate General Partner's estimate of the inherent value of such Units. Based on estimated values of the Partnership's properties and current market conditions, the Corporate General Partner has estimated the net asset value of each Unit to be $661. (Such net asset value assumes a sale of all of the Partnership's properties at net asset value, after deduction for estimated transaction costs, and the distribution of the net proceeds of such sale to the Unit holders. Actual transaction costs and market conditions will affect the actual amount available for distribution.) While the actual amount of liquidation proceeds distributed in respect of a Unit may be either above or below the estimate, the Corporate General Partner believes its estimate of the net asset value of a Unit is representative of current value. The Krescent Offer is less than 48% of such estimate. The Corporate General Partner recognizes that, in exchange for receiving the certainty of a cash purchase price from the Purchaser in





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                  connection with the Krescent Offer, Unit holders may prefer to forego the opportunity to hold their Units and receive proceeds upon the potential future liquidation of the Partnership's assets in excess of the amount being offered by the Purchaser. However, the Corporate General Partner believes that the price specified in the Krescent Offer reflects too great a discount to value.

                           (ii) As stated by the Purchaser in the Krescent
                  Offer, Unit holders who tender Units acquired from the Partnership in connection with the original issuance thereof are expected to recognize taxable gain, which will be in excess of the purchase price received by them from the Purchaser.

                           (iii) The Partnership currently is paying a
                  semi-annual cash distribution of $7.93, or $15.86 annually, per Unit. Unit holders who sell their Units to the Purchaser will lose their right to receive future semi-annual distributions from operations that are payable in respect of Units. Furthermore, Unit holders who sell their Units to the Purchaser will lose the right to future distributions from future sales of Partnership properties.

                           (iv) As stated by the Purchaser in the Krescent
                  Offer, the Purchaser is making the Krescent Offer with a view to making a profit. Accordingly, there is a conflict of interest between the Purchaser's desire to purchase the Units at a low price and a Unit holder's desire to sell its Units at a high price.

                           (v) As stated by the Purchaser in the Krescent Offer,
                  if the Krescent Offer is successful, the Purchaser may be in a position to influence control over the Partnership and to influence voting decisions, including the removal of the General Partners.

ITEM 5.           PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

                  Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Unit holders on its behalf concerning the Krescent Offer.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

                  (a) Neither the Partnership nor the General Partners have effected any transactions in the Units during the past 60 days. The General Partners are not aware of any transactions in the Units during the past 60 days by any of its executive officers, directors, affiliates or subsidiaries.





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                  (b) Neither the General Partners nor, to the knowledge of the
General Partners, any of their executive officers, directors, affiliates or subsidiaries intend to tender Units owned by them to the Purchaser pursuant to the Krescent Offer.

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

                  (a) No negotiation is being undertaken or is underway by the Partnership in response to the Krescent Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

                  The General Partners and their affiliates may explore transactions such as asset sales, a consolidation, a merger, financings of Partnership properties followed by distributions, or possibly a tender offer for Units at a price in excess of the Krescent Offer. However, no plans for, or negotiations relating to, any of these types of transactions have been made, and there can be no assurances that any such discussions or plans will be developed or that any such transactions could be successfully consummated.

                  (b) There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Krescent Offer which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED

                  The General Partners have in the past received numerous requests from third parties requesting that such parties be provided with a list of the Partnership's Unit holders. Such a list has only been provided by the General Partners to parties in cases where the General Partners have been satisfied that such list has been properly requested by a person entitled by the Partnership Agreement to receive such a list and/or the party requesting the list has demonstrated that such party has a proper partnership business purpose in connection with such request, or the Corporate General Partner has been satisfied that the Partnership and the Unit holders have obtained appropriate protections from such party with respect to the use of such list. The Corporate General Partner agreed to provide a list of the Partnership's Unit holders to Liquidity, the Purchaser's financial advisor, in connection with obtaining the agreement by such advisor, pursuant to the Standstill Agreement, that such advisor and its affiliates, among other things, would refrain from acquiring in excess of 25% of the Units for the period ending 30 months after receipt from the Partnership of any list of its Unit holders. The Krescent Offer states that, pursuant to the Assumption Agreement dated November 21, 1996 between the Purchaser and





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Liquidity, the Purchaser has agreed to become bound by the same standstill restrictions applicable to Liquidity.

                  By letter dated November 4, 1996, Longacre Corp. ("Longacre") requested that the Partnership provide to it a list of the Partnership's Unit holders. The letter stated that the request was being made to facilitate a tender offer by an affiliate of Longacre. As a result of negotiations, the Corporate General Partner agreed to provide a list of the Partnership's Unit holders to Longacre in connection with obtaining the agreement by Longacre, pursuant to a Standstill Agreement dated as of November 26, 1996, that Longacre and its affiliates, among other things, would refrain from acquiring in excess of 25% of the Units for a period ending 30 months after receipt from the Partnership of any list of its Unit holders. The Corporate General Partner was subsequently advised by Longacre that its affiliate, American Holdings I, L.P. ("American Holdings"), intended to commence an offer to acquire up to 4.9% of the outstanding Units at a price of $325 per Unit, which is in excess of the purchase price specified in the Krescent Offer. On December 4, 1996, a representative of Liquidity advised a representative of the Partnership that an agreement had been reached between persons affiliated with each of Longacre and Krescent and that, as a result of such agreement, the offer by American Holdings "would be withdrawn."

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS

                  (a)(i) Form of cover letter to Unit holders from the Partnership dated December 5, 1996.

                     (ii)  Press release of the Partnership dated December 5,
                           1996.

                  (b) Letter of the Partnership to Unit holders dated November 25, 1996.

                  (c)(i) Amended Agreement, dated as of June 1, 1982 (the "Partnership Agreement"), by and among The Krupp Company and The Krupp Corporation, as general partners, The Krupp Company, as the Original Limited Partner, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the Partnership Agreement.

                     (ii) Form of Property Management Agreement between the Partnership and Berkshire Property Management Company.

                     (iii) Settlement Agreement and Release, dated as
                           of June 27, 1996, between the Corporate
                           General Partner and Liquidity Financial
                           Group, L.P.

                    (iv) First Amendment to Settlement Agreement and Release, dated as of October 8, 1996, between the Corporate General Partner and Liquidity Financial Group, L.P.





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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 1996


                                 KRUPP REALTY FUND, LTD. - III

                                 By:  The Krupp Corporation, a
                                        general partner


                                 By:  s/Laurence Gerber
                                     -------------------------------
                                       Name:  Laurence Gerber
                                       Title: President







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                                               EXHIBIT INDEX



Exhibit                          Description                               Page

1. Form of cover letter to Unit holders from the Partnership dated December 5, 1996

2. Letter of the Partnership to Unit holders dated November 25, 1996

3.                     Press release of the Partnership dated
                       December 5, 1996

4.                     Amended Agreement, dated as of June 1,
                       1982 (the "Partnership Agreement"), by and
                                  ---------------------
                       among The Krupp Company and The Krupp
                       Corporation, as general partners, The Krupp
                       Company, as the Original Limited Partner, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the Partnership Agreement

5.                     Form of Property Management Agreement
                       between the Partnership and Berkshire
                       Property Management Company

6. Settlement Agreement and Release, dated as of June 27, 1996, between the Corporate
                       General Partner and Liquidity Financial
                       Group, L.P.

7.                     First Amendment to Settlement Agreement
                       and Release, dated as of October 8, 1996, between the Corporate General Partner and Liquidity Financial Group, L.P.








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